UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2025

BankFinancial Corporation

(Exact name of registrant as specified in its charter)

Maryland	0-51331	75-3199276
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 North Frontage Road, Burr Ridge Illinois 60527

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (800) 894-6900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.01 per share	BFIN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On August 11, 2025, BankFinancial Corporation (“BankFinancial”), the parent company of BankFinancial, National Association (“Bank Financial NA”), and First Financial Bancorp. (“First Financial”), the parent company of First Financial Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, BankFinancial would merge with and into First Financial (the “Merger”), with First Financial continuing as the surviving corporation in the Merger. Immediately following the Merger, First Financial will cause BankFinancial NA to merge with and into First Financial Bank (the “Bank Merger”), with First Financial Bank continuing as the surviving bank in the Bank Merger.

The Merger Agreement has been unanimously approved by the boards of directors of First Financial and BankFinancial. The Merger is expected to close in the fourth quarter of 2025, subject to satisfaction of customary closing conditions, certain of which are described below, regulatory approvals and approval of BankFinancial’s stockholders.

Merger Consideration

Under the terms of the Merger Agreement, each outstanding share of BankFinancial common stock will be converted into the right to receive 0.48 of a share of First Financial common stock, valuing the transaction at approximately $142 million, based on First Financial’s closing stock price on August 8, 2025.

Representations and Warranties; Covenants; Indemnification

The Merger Agreement contains customary representations and warranties from the BankFinancial and First Financial, and each party has agreed to customary covenants, including, among others, relating to (a) the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Merger (the “Effective Time”), (b) maintenance of its business organization, employees and advantageous business relationships and (c) taking no actions that would reasonably be expected to materially adversely affect or materially delay or impair the ability to obtain any necessary regulatory or other approvals required to consummate the Merger on a timely basis. BankFinancial has also agreed to call a meeting of its stockholders to approve the Merger.

Under the Merger Agreement, each of First Financial and BankFinancial has agreed to use its reasonable best efforts to obtain, as promptly as practicable, all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither First Financial nor BankFinancial is required or permitted to take any action that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

First Financial has agreed to indemnify and hold harmless each present and former director of BankFinancial and its subsidiaries, including BankFinancial NA, for liabilities resulting from such person’s role as a director or officer of BankFinancial and its subsidiaries, including BankFinancial NA. First Financial will maintain directors’ and officers’ liability insurance for such directors and officers for a period of six years after the Effective Time.

Closing Conditions

The completion of the Merger is subject to customary conditions, including (a) approval of the Merger by BankFinancial’s stockholders, (b) authorization for listing on the Nasdaq Stock Market of the shares of First Financial common stock to be issued in connection with the Merger, subject to official notice of issuance, (c) effectiveness of the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission, (d) the receipt of specified governmental consents and approvals that are necessary to consummate the transactions contemplated by the Merger Agreement, including from the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Ohio Department of Commerce, Division of Financial Institutions, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, and (e) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both BankFinancial and First Financial. The Merger Agreement can be terminated by mutual written consent, or by either party (1) if there is a final, non-appealable order, decree or ruling permanently enjoining or otherwise prohibiting the consummation of the Merger, (2) if the Merger has not been consummated by the one year anniversary of the Merger Agreement unless the failure of such consummation to occur shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its obligations, covenants or agreements therein, subject to extension as set forth in the Merger Agreement, (3) if BankFinancial’s stockholders fail to adopt and approve the Merger Agreement, (4) if any governmental authority required to approve the transactions contemplated by the Merger Agreement has denied such approval and such denial has become final and nonappealable or (5) if the other party has breached its representations, warranties or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, First Financial may terminate the Merger Agreement if BankFinancial’s board of directors withholds, withdraws, qualifies or changes its recommendation (or fails to make such recommendation in the proxy statement of BankFinancial) that its stockholders vote to approve the Merger Agreement or if BankFinancial breaches its obligations with respect to calling a special meeting of stockholders or with respect to its obligations relating to alternative business combination proposals contained in the Merger Agreement.

The Merger Agreement further provides that a termination fee of $5.0 million will be payable by BankFinancial in connection with the termination of the Merger Agreement under certain circumstances.

Important Statements Regarding the Merger Agreement

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference in its entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between BankFinancial and First Financial instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other dates as are specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding BankFinancial or First Financial, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BankFinancial, First Financial, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of BankFinancial and a prospectus of First Financial, as well as in the Forms 10-K, Forms 10-Q and other filings that each of BankFinancial and First Financial makes with SEC.

Item 7.01	Regulation FD Disclosure.

On August 11, 2025, BankFinancial and First Financial announced via a joint press release the signing of the Merger Agreement.

A copy of the joint press release issued by BankFinancial and First Financial announcing the transaction is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety.

BankFinancial does not intend for this Item 7.01 or Exhibit 99.1 to be treated as “filed” for purposes of the Securities Exchange Act of 1934, as amended, or incorporated by reference into its filings under the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this current report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of First Financial and BankFinancial, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transactions on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of First Financial or BankFinancial or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following:

●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;
●

the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by BankFinancial’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

●	the outcome of any legal proceedings that may be instituted against First Financial or BankFinancial;
●

the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Financial and BankFinancial operate;

●	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
●

the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

●	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
●	the diversion of management’s attention from ongoing business operations and opportunities;
●

potential adverse reactions of First Financial’s or BankFinancial’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

●	a material adverse change in the financial condition of First Financial or BankFinancial;

●	changes in First Financial’s share price before closing;
●	risks relating to the potential dilutive effect of shares of First Financial’s common stock to be issued in the proposed transaction;
●	general competitive, economic, political and market conditions;
●	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and
●

other factors that may affect future results of First Financial or BankFinancial, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board, the Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause First Financial, BankFinancial, or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm First Financial’s, BankFinancial’s, or the combined company’s results.

Although each of First Financial and BankFinancial believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of First Financial or BankFinancial will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in each of First Financial’s and BankFinancial’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by First Financial and BankFinancial with the Securities Exchange Commission (“SEC”). The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on First Financial, BankFinancial or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. First Financial and BankFinancial urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by First Financial and BankFinancial. Forward-looking statements speak only as of the date they are made, and First Financial and BankFinancial undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, First Financial intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of First Financial capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of BankFinancial and a prospectus of First Financial (the “Proxy Statement/Prospectus”), and First Financial and BankFinancial may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, BANKFINANCIAL AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about First Financial and BankFinancial, may be obtained, free of charge, at the SEC’s website (www.sec.gov) when they are filed. Copies of documents filed with the SEC by First Financial will be made available free of charge in the “Investor Relations” section of First Financial’s website, https://www.bankatfirst.com/about/investor-relations.html. Copies of documents filed with the SEC by BankFinancial will be made available free of charge in the “Investor Relations” section of BankFinancial’s website, https://www.bankfinancial.com/investor-relations. The information on First Financial’s and BankFinancial’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in Solicitation

BankFinancial and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning BankFinancial’s participants is set forth in the Proxy Statement, dated June 16, 2025, for BankFinancial’s 2025 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of BankFinancial in the solicitation of proxies in respect of the merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger by and between First Financial Bancorp and BankFinancial Corporation, dated as of August 11, 2025*

99.1	Press release dated August 11, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*         Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2025	BANKFINANCIAL CORPORATION

	By:	/s/ F. Morgan Gasior
F. Morgan Gasior
Chairman of the Board, Chief Executive Officer and President